HERSHA HOSPITALITY TRUST

44 Hersha Drive

Harrisburg | PA | 17102

p. 717.236.4400 | f. 717.774.7383

hersha.com

May 1, 2014

VIA EDGAR

Mr. Kevin Woody, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:       Hersha Hospitality Trust

             Form 10-K for year ended December 31, 2013

             Filed February 27, 2014

             File No. 001-14765

Dear Mr. Woody:

This letter is submitted on behalf of Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing referenced above, as set forth in your letter dated April 17, 2014, to Mr. Ashish R. Parikh, Chief Financial Officer of the Company.

For convenience of reference, the Staff comment contained in your April 17, 2014 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2013

Financial Statements, Page 55

Notes to the Consolidated Financial Statements, page 66

Note 2 – Investment in Hotel Properties, page 73

1.	For your acquisition of the Hyatt Union Square hotel, please provide us the details of your reassessment in accordance with paragraph 5 of ASC 805-30-30.

RESPONSE:  As disclosed in “Note 4 – Development Loans Receivable” on page 14 of the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2011, filed August 8, 2011, the Company entered into a purchase and sale agreement (the “Agreement”) with a third party to acquire the Hyatt Union Square hotel in New York, NY (the “Hyatt Union Square”) for total consideration of $104.3 million.  The purchase price for the Hyatt Union Square was fixed on June 14, 2011, the date the Company entered into the Agreement.

In accordance with terms of the Agreement, the Company ceased accruing interest on the $10.0 million development loan as of June 14, 2011.  Closing was scheduled to occur no later than September 30, 2012. The seller encountered delays, in the ordinary course of construction of the hotel and as a result of the effects of Hurricane Sandy in October of 2012, and closing occurred on April 9, 2013 (the “Closing Date”).  During the 21 month period of time between entering into the Agreement on June 14, 2011 and the Closing Date, the real estate market for hotels located in Manhattan experienced an increase in valuations due to improved economic conditions in the market and in the overall economy as a whole.  This resulted in an increase in the fair value of the Hyatt Union Square over the corresponding time period.

As required by paragraph 5 of ASC 805-30-30, the Company reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed before recognizing the gain on the acquisition of the Hyatt Union Square.  The Company reviewed the procedures used to measure the amounts required to be recognized on the April 9, 2013 acquisition date for all of the following:

•	The identifiable assets acquired and liabilities assumed
•	The noncontrolling interest in the acquiree, if any
•	For a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree
•	The consideration transferred.

The identifiable assets acquired and liabilities assumed

The Company obtained an independent appraisal of the Hyatt Union Square, as of April 1, 2013, which valued the fee simple and leased fee interest in the real and personal property at $122.0 million.  This appraisal was performed by HVS Consulting and Valuation Services and considered the income capitalization approach, the sales comparison approach and the cost approach in concluding on fair value.  No liabilities were assumed in the acquisition of the Hyatt Union Square.

The noncontrolling interest in the acquiree, if any

All interests in the Hyatt Union Square were acquired by the Company on the Closing Date.  The seller did not retain an interest in the Hyatt Union Square and had no continuing involvement.  No other parties have an interest in the Hyatt Union Square and as such, no amounts were recognized as noncontrolling interest.

For a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree

The business combination was not achieved in stages.  Rather, the Company took ownership of the Hyatt Union Square in its entirety on the Closing Date.  The Company did not hold any equity interests in the acquiree, but did evaluate its involvement with the acquiree during the following periods:  1) prior to entering into the Agreement, 2) at the time it entered into the Agreement and 3) subsequent to entering into the Agreement and through the date of closing.  As a result of this evaluation, the Company concluded that it did not have a controlling financial interest in the acquiree.

In its evaluation, the Company concluded that it did not have the ability to direct any activities of the acquiree and could not direct any of the activities which most significantly impact the acquiree’s economic performance.  In addition, the Company could not compel the seller to deliver the Hyatt Union Square, other than to declare the seller in default of the Agreement.  The Company’s only recourse in the event of default by the seller would be to require the seller to refund the Company’s earnest money deposit.

The consideration transferred

The Agreement provided for consideration to the seller consisting of:

•	$36.0 million paid to the seller in cash,

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383                                                         Page | 2

•	the cancellation by the Company of a $10.0 million development loan made by the Company to an affiliate of the seller and $3.3 million of accrued interest which was payable on the loan, and
•

the assumption, on the closing date, by the Company of two mortgage loans secured by the Hyatt Union Square in the original aggregate principal amount of $55.0 million.  On the Closing Date, these two loans were paid off in full and the Company entered into a new $55.0 million mortgage loan secured by the Hyatt Union Square.

No other consideration was exchanged in connection with the acquisition of the Hyatt Union Square.

*********************************************

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by phone at (717) 412-5715.

                                                                                             Very truly yours,

                                                                                             /s/ Michael R. Gillespie

                                                                                             Michael R. Gillespie
Chief Accounting Officer

cc:  Ashish R. Parikh

       James S. Seevers, Jr.

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383                                                         Page | 3